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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                               (AMENDMENT NO. 3)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                     NONE
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             --------------------

                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

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

  This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996, as amended by Amendment No. 1 on November 14, 1996 and Amendment No. 2 on November 15, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

  ITEM 4. THE SOLICITATION OR RECOMMENDATION

       Item 4(a) is amended to add the following:

       After the consummation of the Starwood Financing was enjoined by a judge in the Circuit Court of Cook County, Illinois (discussed in Item 8 below), the Special Committee met to review and consider the Offer. Based on its analysis, the Special Committee determined that with respect to Interestholders who have no current or anticipated need or desire for liquidity and who expect to retain the Interests through an anticipated orderly liquidation of the Partnership by October, 2002, the Offer is inadequate and not in the best interest of such Interestholders. Accordingly, the Partnership recommends that such Interestholders reject the Offer and not tender their Interests pursuant to the Offer. However, the Special Committee recommends that Interestholders who have a current need or desire for liquidity tender their Interests in the Offer.

       Item 4 (b) is amended by deleting subsection (iv) thereof and replacing it with the following:

       The Special Committee has changed its recommendation to Interestholders who have a current need or desire for liquidity from neutrality to recommending that such Interestholders tender their Interests in the Offer in light of several factors, including the likelihood that Raleigh will continue to block any of Managers' efforts to provide liquidity to Interestholders. Also, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer because there is no established market for the Interests.

       Item 4 (b) is further amended by deleting the last sentence of subsection
(vi) thereof.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is amended to add the following:

    Litigation

       On December 12, 1996, the Delaware Supreme Court reversed the order of the Delaware Chancery Court dismissing the action captioned Vanderbilt Income and Growth Associates, L.L.C., et. al. v. Arvida/JMB Managers, Inc., et. al. (C.A. No. 15238) and remanded the matter for further proceedings. In particular, the Supreme Court found that the Chancery Court improperly considered matters outside the pleadings to reach its determination on the motion to dismiss and that the plaintiffs should have an opportunity to take discovery before the Chancery Court decides the matter. On December 16, 1996, the Partnership filed a counterclaim to the plaintiffs' complaint in this matter seeking a declaratory judgement that Raleigh does not have the right to vote its Interests.

       On December 13, 1996, a judge in the Circuit Court of Cook County, Illinois, granted the plaintiffs' motion for a preliminary injunction in Carlstrom, et. al. v. Arvida/JMB Managers, Inc., et. al., Case No. 96 CH 6892, and enjoined the Partnership from consummating the proposed Starwood Financing after an evidentiary hearing in which the president of Raleigh GP Corp., Michael Ashner, testified as one of the plaintiffs' principal witnesses in opposition to the Starwood Financing.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Item 9 of the Statement is amended to add the following Exhibits:

(a)(2)   Letter, dated December 17, 1996, from the Partnership to
         Interestholders.

(a)(3)   Press release, dated December 16, 1996.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  December 17, 1996

                                 EXHIBIT INDEX

EXHIBIT                                                                     PAGE
NUMBER                              DESCRIPTION                              NO.
-------    -------------------------------------------------------------    ----

(a)(2)     Letter, dated December 17, 1996, from the Partnership to
           Interestholders.

(a)(3)     Press release, dated December 16, 1996.


                                                                  Exhibit (a)(2)


                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                              December 17, 1996
Dear Interestholders:

  As you know, Arvida/JMB Partners, L.P. (the "Partnership") entered into a commitment with Starwood/Florida Funding L.L.C. (together with its affiliates, "Starwood") for a $160 million term loan to be made to the Partnership (the "Starwood Financing") to pay off one of the Partnership's existing bank term loans and to make a nontaxable distribution of $350 per limited partnership interest and assignee interest therein of the Partnership. On Friday, December 13, 1996, the Partnership was enjoined from consummating the Starwood Financing by a judge in the Circuit Court of Cook County Illinois, acting on a preliminary injunction motion by the plaintiffs in the matter of Jack M. Carlstrom and Lynn M. Carlstrom v. Arvida/JMB Managers, Inc., et al. (Case No. 96 CH 6892).

  Due in large part to the efforts of Raleigh Capital Associates L.P. and certain of its affiliates ("Raleigh") in this action to enjoin the Starwood Financing, which included filing affidavits and providing extensive testimony, the Partnership will not be able to make the $350 distribution per Interest that the General Partner had arranged for this year.

  THE PARTNERSHIP'S PERFORMANCE HAS BEEN SIGNIFICANTLY BETTER THAN ANTICIPATED OVER THE LAST SEVERAL MONTHS and the Partnership's revenue exceeded the Partnership's June 1996 budget projections disclosed in the Partnership's
Schedule 14D-9 of October 28, 1996 (the "Schedule 14D-9").

  ALSO, INTEREST RATES HAVE FALLEN SINCE SEPTEMBER. With the Partnership's recent strong performance and lower interest rates, the General Partner will explore financing alternatives in order to make distributions to Interestholders. However, there is no assurance that the Partnership will be able to obtain a replacement for the Starwood Financing on acceptable terms, particularly if Raleigh continues its disruptive tactics.

  As you know, on October 17, 1996, Raleigh commenced an unsolicited offer to acquire up to 100,000 limited partnership interests and assignee interests therein ("Interests") in the Partnership, which represents approximately 24.8% of the outstanding Interests, at a purchase price of $500 per Interest (the "Offer"), which is now scheduled to expire on December 19, 1996. As was communicated to Interestholders on October 28, 1996, in the Partnership's letter to Interestholders and Schedule 14D-9 with respect to the Offer, the General Partner has established a special committee (the "Special Committee") to review and consider offers for Interests, including the Offer.

  BASED UPON A NUMBER OF BUSINESS, FINANCIAL AND OTHER FACTORS, THE SPECIAL COMMITTEE DETERMINED, AND HEREBY REITERATES ITS DETERMINATION, THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THEIR INTERESTS THROUGH THE ASSUMED LIQUIDATION AND WHO HAVE NO CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS, OR, IF THEIR INTERESTS HAVE BEEN TENDERED, PROMPTLY WITHDRAW THEIR INTERESTS. Withdrawal forms are enclosed for the use of those Interestholders who have tendered their Interests in the Offer, but who now wish to withdraw them from Raleigh.

  The Special Committee notes again that Raleigh's tender offer materials state that "in establishing the Purchase Price, [Raleigh] was motivated to set the lowest price for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives." Raleigh's anticipated return from its purchase of Interests pursuant to its Offer would be in excess of 29% compounded annually (based upon the projected budgets of the Partnership as adjusted by Lehman Brothers Inc. in connection with its determination of the estimated liquidation value of the Interests).

  HOWEVER, THE SPECIAL COMMITTEE RECOMMENDS TO THOSE INTERESTHOLDERS WHO HAVE A CURRENT NEED OR DESIRE FOR LIQUIDITY THAT SUCH INTERESTHOLDERS TENDER THEIR INTERESTS IN THE OFFER. The Special Committee has changed its recommendation to Interestholders who have a current need or desire for liquidity from neutrality in light of several factors, including the likelihood that Raleigh will continue to block any of the General Partner's efforts to provide liquidity to Interestholders. Also, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer because there is no established market for the Interests.

  YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING THE OFFER AND TENDERING YOUR INTERESTS.

  Separately, the Delaware Supreme Court decided on December 12, 1996, to remand Raleigh's lawsuit for further proceedings on the question of whether Raleigh, as a holder who did not purchase its Interests in the public offering, is entitled to vote its Interests. The General Partner will continue to vigorously oppose Raleigh's lawsuit. Raleigh has conditioned its Offer on matters relating to this lawsuit, so it is uncertain whether Raleigh will purchase any Interests under its Offer unless it is successful in its lawsuit.

  On behalf of the Special Committee.

                                          Very truly yours,
                                          Arvida/JMB Partners, L.P.

                                          By: Arvida/JMB Managers, Inc.
                                              General Partner

                                          By:

                                              LOGO
                                                   Judd D. Malkin
                                                   Chairman

                                                                  Exhibit (a)(3)
                                                                  --------------

NEWS BULLETIN                                     Re:  Arvida/JMB Partners, L.P.
                                                       900 N. Michigan Avenue
From:                                                  Chicago, IL  60611

FRB
--------------------------------------------------------------------------------
The Financial Relations Board, Inc.

For Further Information:

     AT THE COMPANY:                   AT THE FINANCIAL RELATIONS BOARD:

     Gary Nickele                      Dennis Waite       Laura Kuhlmann
     Spokesperson                      General Inquiries  Media Inquiries
     (312) 915-1977                    (312) 640-6674     (312) 640-6727

     FOR IMMEDIATE RELEASE
     Monday, December 16, 1996


              ARVIDA/JMB PARTNERS, L.P. DISCLOSES INTERESTHOLDERS
                        DEPRIVED OF FINANCING PROCEEDS

CHICAGO, December 16, 1996 -- Arvida/JMB Partners, L.P., a Boca Raton, Florida based residential developer, announced today that due in large part to the efforts of Raleigh Capital Associates L.P. and certain of its affiliates and on the motion of the plaintiffs in Carlstrom, et al. v. Arvida/JMB Managers, Inc., et al., the Partnership has been enjoined from consummating the $160 million term loan financing with Starwood/Florida Funding L.L.C.

     As a result of the efforts of Raleigh and the injunction against consummation of the financing, the Partnership announced that it would not be able to distribute $350 per Interest to Interestholders pursuant to the Starwood financing, as previously contemplated.

     Raleigh commenced an unsolicited offer to acquire up to 100,000 Interests in the Partnership, which represents approximately 24.8% of the outstanding Interests, at a purchase price of $500 per Interest in October 1996. The Raleigh offer is now scheduled to expire on December 19, 1996. The General Partner of the Partnership has established a Special Committee to review and consider offers for Interests, including the Raleigh offer. The Special Committee reiterates its determination that the Raleigh offer is inadequate and not in the best interest of Interestholders who have the expectation of retaining their Interests through the assumed liquidation of the Partnership in October 2002, and who have no current or anticipated need or desire for liquidity. Accordingly, the Special Committee recommends that such Interestholders reject the Raleigh offer and not tender their Interests, or if their Interests have been tendered, promptly withdraw their Interests.

However, the Special Committee recommends that those Interestholders who have a current need or desire for liquidity tender their Interests in the Raleigh offer. The Special Committee has changed its recommendation to Interestholders who have a current need or desire for liquidity from neutrality in light of several factors, including the likelihood that Raleigh will continue to block any of the General Partner's efforts to provide liquidity to Interestholders. Also, once the Raleigh offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Raleigh offer because there is no established market for the Interests.

     Arvida/JMB Partners, L.P. is a Delaware limited partnership that is affiliated with JMB Realty Corporation. The General Partner of the Partnership is Arvida/JMB Managers, Inc., a Delaware corporation. The Interests are not listed on a stock exchange or traded on the National Association of Securities Dealers Automated Quotation system.